Mail Stop 3561
                                       April 5, 2006
Mr. James W. Knapp
Chief Financial Officer
Spartan Motors, Inc.
1165 Reynolds Road
Charlotte, MI 48813

      Re: Spartan Motors, Inc.
          Form 10-K for the year ended December 31, 2005
          File No. 000-13611


Dear Mr. Knapp:

      We have reviewed the above referenced filing and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Management`s Discussion and Analysis, page 16

1. We believe your MD&A may benefit from an introductory or overview section that would facilitate a readers understanding on the most important matters in which management focuses in evaluating financial condition and operating performance. Among other matters, this introductory or overview section could:

   * inform readers how you earn revenue and income and generate cash;
   * discuss your line of business and principal products and services;
   * include economic or industry-wide factors relevant to the company; and
   * provide insight into material opportunities, challenges and risks presented by known trends and uncertainties, as well as actions being taken to address these matters.

   In addition, we recommend that you identify and discuss key performance indicators, including non-financial performance indicators, which management uses to manage the business. With respect to key financial metrics, we note that you discuss "Return on Invested Capital ("ROIC") and Consolidated Return on Equity
   ("ROE") in earnings releases. If these are important financial based metrics used by management in assessing performance, your MD&A should discuss these indicators as well as all other relevant financial and non- financial performance indicators (e.g. manufacturing plant capacity and utilization, backlog and its trends, product development, market demand, customer and vendor relations, etc.).

Results of Operations, page 16

2. We note that you include tabular information and narrative discussion of your results of operations on a consolidated basis. For a clearer and enhanced results of operations discussion that may provide a reader with a better understanding of the major components of your business, we also suggest that you include tabular financial data that details the year-to-year (and changes in) results of operations for each of the business segments as well as a detailed narrative discussion and analysis on a separate segment basis. In view of the of the significant difference in operating results between your business segments, we believe this would be especially relevant and meaningful as the Chassis segment has been generating profits while the EVT segment has been incurring losses. Refer to guidance in Section III (A) in Financial Reporting Release ("FR")- 72 (Release No. 33-8350).

3. Please enhance your disclosure with a narrative discussion of the extent to which your increases in sales are attributable to the introduction of new products, or increases in prices or amount of products being sold. Refer to the guidance in Item 303 (a) (3)
   (iii) of Regulation S-K.

Critical Accounting Policies, page 20

4. From disclosures in Note 1 to the financial statements, we note that compensation expense under the fair value method would have been material to your results of operations in each of the last three fiscal years. Upon the adoption of SFAS 123(R), please consider whether the critical accounting policy disclosures should include stock based compensation. Disclosure should be included where the nature of the estimates or assumptions is material due to the level of subjectivity and judgment involved or the susceptibility of such matter to change and the impact of these estimates or assumptions is material to operating performance.
   In this regard, you should address why the accounting estimates or assumptions are subject to change and the disclosure should supplement, not repeat, the description of accounting policy included in the Notes. Your MD&A discussion should focus on the estimates or assumptions in applying the accounting principle and how this principle may have different effects on the operating results over time. In addition, you should analyze how you arrived at your estimates and assumptions, how accurate they have been in the past and whether they are reasonable likely to change in the future. Refer to the guidance in Section V in FR-72 (Release No. 33-8350).

Consolidated Financial Statements, page 22

Consolidated Balance Sheets, page 22

5. Please disclose the facts and circumstance concerning the unearned compensation balance included in the shareholders` equity section of the balance sheet. You should disclose the person(s) who were issued the restricted stock as well as the terms and nature of the restrictions encompassing this compensation arrangement. In addition, your MD&A should also discuss any significant fluctuations in financial statement line items. Refer to the guidance in Instruction 4 of Item 303 (a) in Regulation S-K.

Note 1: General and Summary of Accounting Policies, page 27

6. Please disclose your accounting policy for customer deposits, as the amount reported on your balance sheet is significant.

Note 13: Business Segments, page 37

7. Please provide the disclosures required by paragraph 37 of SFAS
   131. It appears that you should disclose the revenue attributable to each of your major product lines including Crimson Fire, Crimson Fire Aerials, and Road Rescue.

                              * * * * *

      Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Kuhn at 202-551-3308 with any questions. You may also contact Joe Foti at 202-551-3316 or the undersigned at 202-551-3812 with any concerns as we supervised the review of your filing.

                                                                Sincerely,


                                                                Michael Fay
                                                                Branch Chief